FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-265877

DATED APRIL 22, 2025

STATE STREET CORPORATION

$300,000,000 Floating Rate Senior Notes due 2028

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	Floating Rate Senior Notes due 2028

Aggregate Principal Amount:	$300,000,000

Trade Date:	April 22, 2025

Settlement Date*:	April 24, 2025 (T + 2)

Maturity Date:	April 24, 2028

Price to Public (Issue Price):	100.000%

Pricing Benchmark:	Compounded SOFR

Coupon:	Compounded SOFR plus 0.950%. In no event will the interest payable in respect of any interest payment period be less than zero.

Interest Payment Dates:	Quarterly on the second business day following each floating rate period end date; provided, that the interest payment date with respect to the final interest payment period will be the maturity date. If the scheduled maturity date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date.

Optional Redemption:	The Issuer may redeem the notes, at its option, in whole, but not in part, on, and only on, April 24, 2027, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Calculation Agent:	State Street Bank, an affiliate thereof or any other bank or other entity as the Issuer may appoint

Day Count Convention:	Actual/360

Business Day:	Boston and New York

Business Day Convention:	Modified following, adjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477CZ4

ISIN:	US857477CZ46

Expected Ratings**:	Aa3 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Loop Capital Markets LLC

Co-Managers:	C.L. King & Associates, Inc. Drexel Hamilton, LLC Roberts & Ryan, Inc. Stern Brothers & Co.

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated April 22, 2025 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1 (866) 718-1649, Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146, HSBC Securities (USA) Inc. toll-free at 1 (866) 811-8049, and Loop Capital Markets LLC toll-free at (888) 294-8898.

*

The underwriters expect to deliver the notes to purchasers on or about April 24, 2025, which will be the second business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 2”). Under Rule 15c6 1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.